Exhibit (g)(5)

Amendment No. 1 to Administration, Bookkeeping and Pricing Services Agreement

This Amendment No. 1 to the Administration, Bookkeeping and Pricing Services Agreement (this “Amendment”), dated is entered into by and among NorthStar Real Estate Capital Income Master Fund, NorthStar Real Estate Capital Income Fund, NorthStar Real Estate Capital Income Fund-T, and NorthStar Real Estate Capital Income Fund-ADV (the “Funds”), and ALPS Fund Services, Inc., a Colorado corporation (“ALPS”).

WHEREAS, NorthStar Real Estate Capital Income Master Fund, NorthStar Real Estate Capital Income Fund, NorthStar Real Estate Capital Income Fund-T and ALPS entered into an Administration, Bookkeeping and Pricing Services Agreement dated (the “Agreement”); and

WHEREAS, ALPS and the Funds wish to amend the Agreement to add NorthStar Real Estate Capital Income Fund-ADV as a party to the Agreement and revise the compensation payable to ALPS for the services provided under the Agreement.

NOW THEREFORE,

1.            The Parties agree to add NorthStar Real Estate Capital Income Fund-ADV as a party to the Agreement and delete Appendix B in its entirety and replace it with a new Appendix B attached hereto.

2.            Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

NORTHSTAR REAL ESTATE CAPITAL INCOME MASTER FUND

By:
Name:
Title:

NORTHSTAR REAL ESTATE CAPITAL INCOME FUND

By:
Name:
Title:

NORTHSTAR REAL ESTATE CAPITAL INCOME FUND-T

By:
Name:
Title:

NORTHSTAR REAL ESTATE CAPITAL INCOME FUND-ADV

By:
Name:
Title:

ALPS FUND SERVICES, INC.

By:
Name:
Title:

APPENDIX B

COMPENSATION

The Funds shall pay ALPS the following aggregate fees for Fund Administration:

The greater of $ * annual minimum fee or basis points on annual net assets of the Master Fund

The Funds shall pay ALPS the following aggregate fees for Tax Administration:

$ * annual base fee, to be paid by the Master Fund

The Funds shall pay ALPS the following aggregate fees for Fund Accounting and Compliance Administration:

The greater of (i) (A) $ annual minimum for a one year term beginning as of the date of the Agreement and (B) $ * annual minimum for each year beginning as of the second year from the date of the Agreement or (ii) the following basis point fee schedule:

Annual Net Assets	Basis Points
Between $0 - $250M
$250M - $1B
Above $1B

* subject to an annual cost of living adjustment based on the Consumer Price Index for Urban Wage Earners and Clerical Workers, for the Denver-Boulder-Greeley area, as published bi-monthly by the United States Department of Labor, Bureau of Labor Statistics, or, in the event that publication of such index is terminated, any successor or substitute index.

Out-of-Pocket Expenses:

All out-of-pocket expenses are passed through to the client at cost, including but not limited to: third party security pricing and data fees, Bloomberg fees, Gainskeeper fees, PFIC Analyzer, bank loan sub-accounting fees, SSAE 16 control review reports, travel expenses to Board meetings and on-site reviews, printing, filing and mailing fees, customized programming/enhancements, compliance fees, and other out-of-pocket expenses incurred by ALPS in connection with the performance of its duties under its Agreement with the Funds.

LATE CHARGES: All invoices are due and payable upon receipt. Any invoices not paid within sixty (60) days of the invoice date are subject to a one percent (1%) per month financing charge on any unpaid balance but only to the extent permitted by law.

Appendix B